

September 24, 2008

<u>**Via Facsimile (949) 788-8980 and U.S. Mail**</u>

Arrin D. Langdon, Esq.
Oswald & Yap LLP
16148 Sand Canyon Avenue
Irvine, CA 92618

RE: Artes Medical, Inc.
**   Revised Preliminary Proxy Statement**
**   Definitive Additional Soliciting Materials**
**   Filed September 16, 2008 by H. Michael Shack**
**   File No. 001-33205**

Dear Mr. Langdon:

   We have reviewed the above-referenced filing and have the following comments.

<u>Revised Preliminary Proxy Statement</u>

1.   We note your response to comment 1. Please revise your proxy statement to include the disclosure required by Rule 14e-5(e) (as referenced in Item 1 of Schedule 14A).

<u>Cover Letter</u>

2.   We reissue comment 5. We note that referring to the company's filings is not sufficient to either characterize each opinion properly or to support such opinion, especially when the opinion is presented with a conclusion on the nature of the referenced action (i.e., changes to key personnel were "questionable;" the lack of fiscal responsibility on the part of the company's management is not outlined in the company's prior filings). We also note that you have not provided support for the market penetration disclosure appearing in the last bullet point of the subject section.

<u>Important, page 6</u>

3.   Please update the disclosure relating to the number of outstanding shares of common stock. See Item 6(a) of Schedule 14A.

Background of the Proxy Solicitation, page 6

4.   Please address in additional detail the dispute you have with the company regarding the legal sufficiency of your proposals under both the company's bylaws and state law.

Proposal 4, page 10

5.   We note that the four nominees named in this section would fill in vacancies created as a result of the increase in the size of the board to 11 directors. We also note that you are seeking to remove three directors from the current seven. Thus, please clarify in your disclosure that if both proposals are approved, the board will include only ten of the maximum eleven directors which it may include as described under proposal 2.

Proposal 6, page 15

6.   Please provide all of the disclosure required by Item 11 of Schedule 14A.

Certain Information Regarding Proxy Organizer, page 18

7.   We note your reference to your non-assumption of responsibility for information incorporated by reference to the company's proxy statement. Given that there appears that no such incorporation by reference is made, please revise.

Proxy Card

8.   We reissue comment 2 with respect to the form of proxy.

Definitive Additional Soliciting Materials

9.   We note you filed a number of press releases on September 16, 2008. Please confirm your understanding that all soliciting materials used prior furnishing a proxy statement must be filed no later than on the date of first use, according to Rule 14a-12(b). Also confirm your understanding that each press release should have included the legend required by Rule 14a-12(a)(1)(ii).

Closing Information

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions